Exhibit 99.2

Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited selected consolidated financial information for the three month periods ended September 30, 2014 and 2015. We also recommend that you read our operating and financial review and prospects and our audited consolidated financial statements, and the notes thereto, which appear in our annual report on Form 20-F (our “Annual Report”) (File No. 001-36495), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2015.

Unless otherwise indicated or the context otherwise requires, all references to “Markit” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Markit Group Holdings Limited and its subsidiaries prior to the completion of our corporate reorganisation in connection with our initial public offering, and Markit Ltd. and its subsidiaries as of the completion of our corporate reorganisation and thereafter.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in U.S. dollars.

This discussion and analysis also includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”. We also recommend that you read the section entitled “Risk Factors” in our Annual Report.

This discussion and analysis is dated as of November 10, 2015.

Business overview

Markit is a leading global provider of financial information services. Our offerings enhance transparency, reduce risk and improve operational efficiency in the financial markets. Since we launched our business in 2003, we have become deeply embedded in the systems and workflows of many of our customers and continue to become increasingly important to our customers’ operations. We leverage leading technologies and our industry expertise to create innovative products and services across multiple asset classes and geographies. We provide pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. Our end users include front and back office professionals, such as traders, portfolio managers, risk managers, research professionals, technology companies and other financial markets participants, as well as operations, compliance and enterprise data managers. We anticipate and are highly responsive to evolving industry needs and work closely with market participants to develop new products and services. We have over 3,000 institutional customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges and central banks. As of September 30, 2015, we had 31 offices in 11 countries.

Our principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY. Our telephone number at this address is +44 20 7260 2000. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The telephone number of our registered office is +1 441 295 5950.

2015 developments

On November 4, 2015 we issued two series of senior unsecured notes having an aggregate principal amount of $500 million to certain institutional investors. One series of the notes was issued in an aggregate principal amount of $210 million, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of the notes was issued in an aggregate principal amount of $290 million, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. The proceeds from the notes will be used to pay down debt drawn on our existing revolving credit facility and for general corporate purposes.

On October 1, 2015, we completed the acquisition of CoreOne Technologies. CoreOne Technologies is a leading provider of financial data creation, management and distribution services and solutions, used in the front, middle and back office by financial institutions. CoreOne will be reported within our Information and Solutions segments.

On September 30, 2015, we reached an agreement to settle the consolidated antitrust class action lawsuit in United States District Court in the Southern District of New York that Markit has been defending with a number of major international investment banks and ISDA. The settlement agreement provides for Markit to pay a settlement amount of $45 million with no injunctive or other significant non-monetary obligations and no admission of any liability. The final settlement agreement was approved by the court on October 29, 2015.

On September 1, 2015, we completed the acquisition of DealHub. DealHub is a leading provider of trade processing and trading services to the foreign exchange market. Dealhub will be reported within our Processing segment.

On July 1, 2015, we completed the acquisition of Information Mosaic Limited. Information Mosaic is a leading software provider for corporate actions and post trade securities processing. Information Mosaic is reported within our Solutions segment.

On June 10, 2015, we completed a public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-204106) that was declared effective on June 4, 2015. Under the registration statement, we registered the offering and sale by certain selling shareholders of an aggregate of 27,501,271 common shares. As part of the offering, we purchased from the underwriters 14,048,820 common shares sold in the offering at a price per common share of $24.913125, for an aggregate purchase price of approximately $350 million. All repurchased shares were cancelled. We funded the purchase of shares through a combination of cash on hand and a drawdown of our revolving credit facility. The remaining common shares registered under the registration statement, which included 1,754,667 common shares sold pursuant to an option to purchase additional shares granted to the underwriters, were sold at a price to the public of $25.75 per share. We did not receive any proceeds from the sale of common shares in the offering. The offering expenses, not including the underwriting discounts and commissions, are estimated at $1.40 million and are payable by us. The offering expenses include SEC registration fees, FINRA filing fees, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses. Our common shares are listed on the NASDAQ Global Select Market under the symbol “MRKT.”

On May 7, 2015, our board of directors authorised the repurchase of up to $500 million of our common shares over the next two years, at the discretion of our management. The share repurchases will be funded using our existing cash, cash equivalents, marketable securities and future cash flows, or through the incurrence of short or long term indebtedness.

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At management’s discretion, we may repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases depends on availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements. The program may be modified, suspended or terminated at any time without prior notice. We currently have remaining authorization under the program of approximately $150.0 million as a result of our repurchase of shares in the public offering as described above.

On March 26, 2015, we entered into a lease for a new primary office location in New York City, which will consolidate the two office locations we currently have in the city. We currently expect to move to the new location in the fourth quarter of 2016.

On March 10, 2015 we agreed to acquire the assets and intellectual property associated with the Halifax House Price Index from Lloyds Banking Group. The Halifax House Price Index is a leading barometer of the UK’s property market. The financial results associated with the Halifax House Price Index will be reported within our Information segment post closing.

Our operating segments

We organise our business in three segments: Information, Processing and Solutions.

Information segment

Our Information segment, which represented 45.0% of our revenue in the nine months ended September 30, 2015, provides enriched content comprising pricing and reference data, indices, and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information segment products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing segment

Our Processing segment, which represented 23.9% of our revenue in the nine months ended September 30, 2015, offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans. Our trade processing and connectivity services enable buy side and sell side firms to confirm transactions rapidly, which increases efficiency by optimising post-trade workflow, thereby reducing risk, and complying with reporting regulations. We believe we are the largest provider of end-to-end multi-asset OTC derivatives trade processing services.

Solutions segment

Our Solutions segment, which represented 31.1% of our revenue in the nine months ended September 30, 2015, provides configurable enterprise software platforms, managed services and hosted custom web solutions. Our offerings help our customers capture, organise, process, display and analyse information, manage risk and meet regulatory requirements.

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Revenue by type

Revenue by type is how we classify the revenue recognised from the sale of our products and services into three groups as defined below:

–	Recurring fixed revenue – Revenue generated from contracts specifying a fixed fee for services delivered over the life of the contract. The fixed fee is typically paid in advance annually, semiannually or quarterly. These contracts are typically subscription contracts where the revenue is recognised across the life of the contract. The initial term of these contracts can range from one to five years and usually includes auto-renewal clauses.

–	Recurring variable revenue – Revenue derived from contracts that specify a fee for services which is typically not fixed. The variable fee is typically paid monthly in arrears. Recurring variable revenue is based on, among other factors, the number of trades processed, assets under management or the number of positions we value. Many of these contracts do not have a maturity date while the remainder have an initial term ranging from one to five years.

–	Non-recurring revenue – Revenue that relates to certain software license sales and the associated consulting revenue.

Key performance indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings are key measures to assess our financial performance. These measures demonstrate our ability to grow while maintaining profitability and generating strong positive cash flows over time.

Adjusted EBITDA and Adjusted Earnings are not measures defined by IFRS. The most directly comparable IFRS measure is our profit from continuing operations for the relevant period. These measures are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Revenue growth

We view period-over-period revenue growth as a key measure of our financial success. We measure revenue growth in terms of organic revenue growth, acquisition related revenue growth, foreign currency impact on revenue growth and constant currency revenue growth.

We define these components as follows:

–	Organic – Revenue growth from continuing operations from factors other than acquisitions and foreign currency fluctuations. We derive organic revenue growth from the development of new products and services, increased penetration of existing products and services to new and existing customers, price changes for our products and services and market driven factors such as increased trading volumes or changes in customer assets under management.

–	Acquisition related – Revenue growth from acquired businesses through the end of the fiscal year following the fiscal year in which the acquisition was completed. This growth results from our strategy of making targeted acquisitions that facilitate growth by complementing our existing products and services and addressing market opportunities.

–	Foreign currency – The impact on revenue growth resulting from the difference between current revenue at current exchange rates and current revenue at the corresponding prior period exchange rates.

–	Constant currency – Total revenue growth, excluding the impact of exchange rate movements from the prior period to the current period. This is equal to the combination of organic and acquisition related revenue growth, as described above.

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Adjusted EBITDA and Adjusted EBITDA margin

We believe Adjusted EBITDA, as defined under “Reconciliation to non-IFRS financial measures,” is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA margin is also defined under “Reconciliation to non-IFRS financial measures.”.

Adjusted Earnings and adjusted earnings per share, diluted

We believe Adjusted Earnings, as defined under “Reconciliation to non-IFRS financial measures,” is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results. Adjusted earnings per share, diluted is also defined under “Reconciliation to non-IFRS financial measures,”

Please see “Reconciliation to non-IFRS financial measures” for a description of our non-IFRS financial measures, an explanation of why we believe they are useful measures of our performance and of our ability to generate cash flow, and reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

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Results of operations

Results of operations for the three months ended September 30, 2015 and September 30, 2014

The following table summarises our results of operations for the three months ended September 30, 2015 and September 30, 2014:

	For the three months ended September 30
($ in millions, except per share amounts, number of shares and percentages)	2015	2014
Revenue	277.3	269.7
Operating expenses	(149.7)	(142.6)
Exceptional items	(45.5)	(9.4)
Acquisition related items	(2.2)	16.0
Amortisation – acquisition related	(16.5)	(15.0)
Depreciation and amortisation – other	(26.9)	(25.1)
Share based compensation and related items	(17.6)	(0.7)
Other gains – net	1.0	2.4
Operating profit	19.9	95.3
Finance costs – net	(3.9)	(4.5)
Share of results from joint ventures	(2.8)	-
Profit before income tax	13.2	90.8
Income tax expense	(6.7)	(11.6)
Profit after income tax	6.5	79.2
Earnings per share, basic	0.04	0.45
Earnings per share, diluted	0.04	0.43
Weighted average number of shares issued and outstanding, basic	175,799,191	179,964,373
Weighted average number of shares issued and outstanding, diluted	185,388,002	187,893,323
Other financial data (1):
Adjusted EBITDA	123.5	126.8
Adjusted EBITDA margin	44.9%	47.3%
Adjusted Earnings	68.2	68.7
Adjusted earnings per share, diluted (2)	0.37	0.37

(1)	See “Reconciliation to non-IFRS financial measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

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Revenue

Revenue increased by $7.6 million, or 2.8%, to $277.3 million for the three months ended September 30, 2015, from $269.7 million for the three months ended September 30, 2014. On a constant currency basis, our revenue growth was 5.6%.

Organic revenue growth was $6.2 million, or 2.3%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, offset by a decrease in revenue in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $8.8 million to revenue growth, or 3.3%, associated with the acquisitions in our Solutions segment of thinkFolio, Tax Solutions and Information Mosaic which were acquired in January 2014, July 2014 and July 2015 respectively and the acquisition of DealHub in our Processing segment which was acquired in September 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $7.4 million, or 2.8%. Our revenue currency exposure for the three months ended September 30, 2015 was 71.7% in US dollars, 23.2% in British pounds and 5.1% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 57.4% for the three months ended September 30, 2015, from 53.6% for the three months ended September 30, 2014, and increased to $159.1 million for the three months ended September 30, 2015 from $144.6 million for the three months ended September 30, 2014. This was primarily due to new business wins in our Information and Solutions segments and also due to the acquisition of Information Mosaic in our Solutions segment.

Recurring variable revenue as a percentage of total revenue decreased to 36.5% for the three months ended September 30, 2015, from 41.3% for the three months ended September 30, 2014, and decreased to $101.2 million for the three months ended September 30, 2015, from $111.4 million for the three months ended September 30, 2014. This was largely due to decreased revenue within the Processing segment as described above. This movement was partially offset by increases in recurring variable revenue in the Solutions segment associated with increased customer assets under management and new business wins and in the Information segment associated with our Indices sub-division.

Non-recurring revenue as a percentage of total revenue increased to 6.1% for the three months ended September 30, 2015, compared to 5.1% for the three months ended September 30, 2014, and increased to $17.0 million for the three months ended September 30, 2015, from $13.7 million for the three months ended September 30, 2014. This was primarily due to new business wins and the acquisition of Information Mosaic in the Solutions segment.

Operating expenses

Operating expenses increased by $7.1 million, or 5.0%, to $149.7 million for the three months ended September 30, 2015, from $142.6 million for the three months ended September 30, 2014. As a percentage of revenue, operating expenses increased to 54.0% for the three months ended September 30, 2015, from 52.9% for the three months ended September 30, 2014. This was driven by the decrease in Processing revenue mentioned above, and continued investment in new initiatives.

Personnel costs increased by $1.2 million, or 1.4%, to $87.9 million for the three months ended September 30, 2015, from $86.7 million for the three months ended September 30, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, and increases in employee compensation levels, partially offset by the impact of favourable movements in foreign exchange rates. Personnel costs as a percentage of total operating expenses decreased to 58.7% for the three months ended September 30, 2015 from 60.8% for the three months ended September 30, 2014.

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Exceptional items

Exceptional items for the three months ended September 30, 2015 were $45.5 million. These pertain to the agreement to settle the consolidated U.S. antitrust class action lawsuit regarding credit derivatives and related markets for $45.0 million and legal advisory fees of $0.5 million associated with the antitrust class action lawsuit as well as the related ongoing antitrust investigations by the U.S. Department of Justice and the European Commission.

Exceptional items for the three months ended September 30, 2014 were $9.4 million. $8.3 million related to an impairment charge following the decision to close the Credit Centre business within the Processing segment, and $1.1 million was due to legal advisory fees for the three months ended September 30, 2014, associated with ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit regarding credit derivatives and related markets.

Acquisition related items

Acquisition related items for the three months ended September 30, 2015 were an expense of $2.2 million relating to legal and other advisory fees associated with the acquisitions of Information Mosaic and DealHub.

Acquisition related items for the three months ended September 30, 2014 were a net credit of $16.0 million, comprising a $13.5 million credit to reduce the carrying value of contingent consideration relating to the Securities Hub acquisition, a $4.3 million credit to adjust the fair value of contingent consideration and related remuneration relating to the thinkFolio acquisition, and an expense of $1.8 million in relation to legal and advisory fees for the acquisition of CTI.

Amortisation – acquisition related

Acquisition related amortisation increased by $1.5 million, or 10.0%, to $16.5 million for the three months ended September 30, 2015, as compared to the three months ended September 30, 2014, reflecting the impact of the acquisitions of Information Mosaic on July 1, 2015 and DealHub on September 4, 2015.

Depreciation and amortisation – other

Depreciation and amortisation – other increased by $1.8 million, or 7.2%, to $26.9 million for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014. This increase reflects the continued investment in developing and enhancing products and services.

Share based compensation and related items

Share based compensation and related items increased by $16.9 million to $17.6 million for the three months ended September 30, 2015, from $0.7 million for the three months ended September 30, 2014. The increase primarily reflects the fact that awards in 2015 are more heavily weighted towards restricted shares than in 2014 and are priced at a higher fair value per unit following the removal of the illiquidity discount we had as a private company.

In addition, a charge of $8.3 million was incurred in the three months ended September 30, 2015 to recognise the increase in the fair value of social security liability in respect of future expected equity exercises, compared to a credit of $3.1 million for the three months ended September 30, 2014. The change in the fair value of the social security liability was impacted principally by movements in the company’s share price.

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Other gains – net

For the three months ended September 30, 2015, total net other gains were $1.0 million compared to $2.4 million for the three months ended September 30, 2014. The movement reflects, in part, net foreign exchange losses of $1.2 million recognised for the three months ended September 30, 2015, compared with net foreign exchange gains of $5.4 million recognised for the three months ended September 30, 2014, representing the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

A net gain on foreign exchange forward contracts of $2.2 million was recorded for the three months ended September 30, 2015, compared with a net loss of $3.0 million for the three months ended September 30, 2014.

Finance costs – net

Net finance costs decreased by $0.6 million, or 13.3%, to $3.9 million for the three months ended September 30, 2015, from $4.5 million for the three months ended September 30, 2014. This primarily reflects a reduction in the charge in respect of unwind of discount, following payments made to reduce discounted liabilities.

Share of results from joint ventures

This represents our share of the result of Markit Genpact KYC Limited, a joint venture established with Genpact to provide KYC services. Our share of the loss incurred for the three months ended September 30, 2015 was $2.8 million and represents the ongoing investment of the joint venture in establishing its service.

Income tax expense

Income tax expense was $6.7 million for the three months ended September 30, 2015, compared to $11.6 million for the three months ended September 30, 2014, a reduction of $4.9 million, or 42.2%, which is primarily due to the impact of one-off tax deductible class action settlement costs incurred in the three months ended September 30, 2015.

Our effective rate was 50.8% for the three months ended September 30, 2015 compared to 12.8% for the three months ended September 30, 2014. The comparatively high effective tax rate for the period ended September 30, 2015 reflects the impact of the exceptional class action settlement on both jurisdictional profit mix as well as a reduction in profit before tax leading to a magnified impact of non-deductible acquisition related items. The prior period effective tax rate was reduced by an out of period adjustment associated with deferred tax balances.

Profit after income tax

Profit for the period was $6.5 million for the three months ended September 30, 2015, compared to $79.2 million for the three months ended September 30, 2014, a decrease of $72.7 million which principally reflects the impact of higher exceptional charges and share based compensation expense in the three months ended September 30, 2015, the prior period tax adjustments discussed above as well as the acquisition related credit of $16.0 million in the three months ended September 30, 2014.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $123.5 million for the three months ended September 30, 2015 decreased by $3.3 million, or 2.6%, from $126.8 million for the three months ended September 30, 2014. This decrease was driven by the Processing segment, partially offset by increases in the Solutions and Information segments and reflects operating performance as described above. Adjusted EBITDA also includes a $3.5 million loss in the three months ended September 30,

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2015 associated with our share of the KYC joint venture, which is included in our Solutions segment. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin decreased to 44.9% for the three months ended September 30, 2015, compared to 47.3% for the three months ended September 30, 2014, largely as a result of reduced revenue in the Processing segment and increased public company running costs.

Adjusted Earnings and adjusted earnings per share, diluted

Adjusted Earnings for the three months ended September 30, 2015, reduced $0.5 million, or 0.7%, to $68.2 million from $68.7 million for the three months ended September 30, 2014. This reflects the business performance described above.

See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Adjusted earnings per share, diluted for the three months ended September 30, 2015 was $0.37, the same as for the three months ended September 30, 2014.

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Results of operations for the nine months ended September 30, 2015 and September 30, 2014

The following table summarises our results of operations for the nine months ended September 30, 2015 and September 30, 2014:

	For the nine months ended September 30
($ in millions, except per share amounts, number of shares and percentages)	2015	2014
Revenue	821.9	793.7
Operating expenses	(445.0)	(429.9)
Exceptional items	(48.7)	(51.8)
Acquisition related items	(2.2)	11.0
Amortisation – acquisition related	(45.3)	(43.3)
Depreciation and amortisation – other	(78.2)	(71.9)
Share based compensation and related items	(36.2)	(6.8)
Other gains / (losses) – net	9.1	(3.0)
Operating profit	175.4	198.0
Finance costs – net	(11.7)	(12.8)
Share of results from joint ventures	(8.1)	-
Profit before income tax	155.6	185.2
Income tax expense	(50.1)	(36.8)
Profit after income tax	105.5	148.4
Earnings per share, basic	0.59	0.84
Earnings per share, diluted	0.56	0.81
Weighted average number of shares issued and outstanding, basic	180,854,600	178,499,006
Weighted average number of shares issued and outstanding, diluted	190,422,937	183,630,386
Other financial data (1):
Adjusted EBITDA	365.1	363.5
Adjusted EBITDA margin	44.7%	45.9%
Adjusted Earnings	205.1	209.9
Adjusted earnings per share, diluted (2)	1.08	1.14

(1)	See “Reconciliation to non-IFRS financial measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

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Revenue

Revenue increased by $28.2 million, or 3.6%, to $821.9 million for the nine months ended September 30, 2015, from $793.7 million for the nine months ended September 30, 2014. On a constant currency basis, our revenue growth was 6.8%.

Organic revenue growth was $35.4 million, or 4.5%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, offset by a decrease in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $18.5 million to revenue growth, or 2.3%, associated with the acquisitions in our Solutions segment of thinkFolio, Tax Solutions and Information Mosaic which were acquired in January 2014, July 2014 and July 2015 respectively, and the acquisition of DealHub in our Processing segment which was acquired in September 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $25.7 million, or 3.2%. Our revenue currency exposure for the nine months ended September 30, 2015 was 71.7% in US dollars, 24.2% in British pounds, and 4.1% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 55.3% for the nine months ended September 30, 2015, from 52.1% for the nine months ended September 30, 2014, and increased to $455.0 million for the nine months ended September 30, 2015 from $413.5 million for the nine months ended September 30, 2014. This was due to new business wins in our Information and Solutions segments, customers moving from variable to fixed contracts in the Information Valuation and Trading Services sub-division, and the acquisition of Information Mosaic in the Solutions segment.

Recurring variable revenue as a percentage of total revenue decreased to 38.9% for the nine months ended September 30, 2015, from 42.8% for the nine months ended September 30, 2014, and decreased to $319.5 million for the nine months ended September 30, 2015, from $339.7 million for the nine months ended September 30, 2014. This was largely due to decreased revenue within the Processing segment as described above, as well as the above-mentioned change in customer contracts in the Information Valuation and Trading Services sub-division. These movements were partially offset by increases in recurring variable revenue in the Solutions segment associated with increased customer assets under management and new business wins, and in the Information segment associated with our Indices sub-division.

Non-recurring revenue as a percentage of total revenue increased to 5.8% for the nine months ended September 30, 2015, from 5.1% for the nine months ended September 30, 2014, and increased to $47.4 million for the nine months ended September 30, 2015, from $40.5 million for the nine months ended September 30, 2014. This was principally due to new business wins in our Solutions segment, and the acquisitions of Tax Solutions and Information Mosaic.

Operating expenses

Operating expenses increased by $15.1 million, or 3.5%, to $445.0 million for the nine months ended September 30, 2015, from $429.9 million for the nine months ended September 30, 2014. As a percentage of revenue, operating expenses were broadly stable at 54.1% for the nine months ended September 30, 2015, compared to 54.2% for the nine months ended September 30, 2014.

Personnel costs increased by $6.5 million, or 2.5%, to $271.6 million for the nine months ended September 30, 2015, from $265.1 million for the nine months ended September 30, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, and increases in employee compensation levels, partially offset by the impact of favourable movements in foreign exchange rates. Personnel costs as a percentage of total operating expenses decreased to 61.0% for the nine months ended September 30, 2015 from 61.7% for the nine months ended September 30, 2014.

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Exceptional items

Exceptional items for the nine months ended September 30, 2015 were $48.7 million. These pertain to the agreement to settle the consolidated U.S. antitrust class action lawsuit regarding credit derivatives and related markets for $45.0 million and legal advisory fees of $3.7 million associated with the antitrust class action lawsuit as well as the related ongoing antitrust investigations by the U.S. Department of Justice and the European Commission.

Exceptional items for the nine months ended September 30, 2014 were $51.8 million. $39.5 million of costs were associated with our initial public offering in June 2014, $8.3 million was due to an impairment charge resulting from the decision to close the Credit Centre business within the Processing segment, and $4.0 million was due to legal advisory fees related to ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit regarding credit derivatives and related markets.

Acquisition related items

Acquisition related items for the nine months ended September 30, 2015 were an expense of $2.2 million relating to legal and other advisory fees associated with the acquisitions of Information Mosaic and DealHub.

Acquisition related items for the nine months ended September 30, 2014 were a net credit of $11.0 million, comprising a $13.5 million credit to reduce the carrying value of contingent consideration relating to the Securities Hub acquisition, a $0.7 million credit to adjust the fair value of contingent consideration and related remuneration relating to the thinkFolio acquisition, and an expense of $3.2 million in relation to legal and advisory fees for the acquisitions of thinkFolio and CTI.

Amortisation – acquisition related

Acquisition related amortisation increased by $2.0 million, or 4.6%, to $45.3 million for the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014, reflecting the acquisition of Information Mosaic on July 1, 2015.

Depreciation and amortisation – other

Depreciation and amortisation – other increased by $6.3 million, or 8.8%, to $78.2 million for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. This increase reflects the continued investment in developing and enhancing products and services, including a $6.2 million increase in the amortisation of internally generated intangibles.

Share based compensation and related items

Share based compensation and related items increased by $29.4 million to $36.2 million for the nine months ended September 30, 2015, from $6.8 million for the nine months ended September 30, 2014. The increase reflects a higher fair value per unit ascribed to new equity awards in the period following the removal of the illiquidity discount we had as a private company as well as the recognition of an expense associated with retention options granted in August 2013 which only commenced vesting after the completion of the initial public offering in June 2014. In addition, a charge of $8.8 million was incurred in the nine months ended September 30, 2015 to recognise the increase in the fair value of social security liability in respect of future expected equity exercises, compared to a credit of $3.1 million for the nine months ended September 30, 2014. The change in the fair value of the social security liability was impacted principally by movements in the company’s share price.

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Other gains/(losses) – net

For the nine months ended September 30, 2015, total net other gains were $9.1 million compared to total net other losses of $3.0 million for the nine months ended September 30, 2014. The movement reflects, in part, net gains on foreign exchange forward contracts of $6.8 million for the nine months ended September 30, 2015, compared with net losses on foreign exchange forward contracts of $6.5 million. Net foreign exchange gains were $2.3 million in the nine months ended September 30, 2015 compared to net foreign exchange gains of $3.5 million in the nine months ended September 30, 2014; these gains represent the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

Finance costs – net

Net finance costs decreased by $1.1 million, or 8.6%, to $11.7 million for the nine months ended September 30, 2015, from $12.8 million for the nine months ended September 30, 2014, primarily as a result of the reduction in the charge from the unwind of discount following payments made to reduce discounted liabilities.

Share of results from joint ventures

This represents our share of the result of Markit Genpact KYC Limited, a joint venture established with Genpact to provide KYC services. Our share of the loss incurred for the nine months ended September 30, 2015 was $8.1 million and represents the ongoing investment of the joint venture in establishing its service.

Income tax expense

Income tax expense was $50.1 million for the nine months ended September 30, 2015, compared to $36.8 million for the nine months ended September 30, 2014, an increase of $13.3 million, or 36.1%, which is due to the impact of one-off out of period adjustments to deferred tax recognised in the prior period. Our effective rate was 32.2% for the nine months ended September 30, 2015, compared to 19.9% for the nine months ended September 30, 2014 which is primarily the result of prior period adjustments being recognised during the nine months ended September 30, 2014. In addition, the impact of a change to US state taxes and their impact on deferred tax balances also increased the tax charge and effective tax rate in the nine months ended September 30, 2015.

Profit after income tax

Profit for the period was $105.5 million for the nine months ended September 30, 2015, compared to $148.4 million for the nine months ended September 30, 2014, a reduction of $42.9 million, or 28.9%, which principally reflects the operating performance discussed above, higher acquisition related and share based compensation expenses, in addition to an increased income tax expense.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $365.1 million for the nine months ended September 30, 2015 increased by $1.6 million, or 0.4%, from $363.5 million for the nine months ended September 30, 2014. This increase was largely driven by the Solutions and Information segments, offset by decreases in the Processing segment and reflects operating performance as described above. Adjusted EBITDA also includes a $10.1 million loss in the nine months ended September 30, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

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Adjusted EBITDA margin decreased to 44.7% for the nine months ended September 30, 2015, compared to 45.9% for the nine months ended September 30, 2014, largely as a result of reduced revenue in the Processing segment and public company running costs.

Adjusted Earnings and adjusted earnings per share, diluted

Adjusted Earnings for the nine months ended September 30, 2015, decreased $4.8 million, or 2.3%, to $205.1 million from $209.9 million for the nine months ended September 30, 2014. This reflects an increase in the depreciation and amortisation charge for the period which outweighed the increase in Adjusted EBITDA for the period.

See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Adjusted earnings per share, diluted for the nine months ended September 30, 2015 was $1.08 compared to $1.14 for the nine months ended September 30, 2014. This reflects the decrease in year-on-year adjusted earnings as well as increased dilution from a higher, post-IPO share price and the impact of share option exercises since September 30, 2014.

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Segmental analysis

	For the three months ended September 30		For the nine months ended September 30
($ in millions, except percent)	2015	2014	2015	2014
Information	126.1	123.4	370.0	363.3
Processing	61.3	72.2	196.2	216.4
Solutions	89.9	74.1	255.7	214.0
Total revenue	277.3	269.7	821.9	793.7
Information	62.3	61.1	179.8	174.9
Processing	31.4	41.9	103.0	120.1
Solutions	30.4	24.1	84.0	68.8
Non-controlling Interest(1)	(0.6)	(0.3)	(1.7)	(0.3)
Total Adjusted EBITDA	123.5	126.8	365.1	363.5
Information	49.4%	49.5%	48.6%	48.1%
Processing	51.2%	58.0%	52.5%	55.5%
Solutions	33.8%	32.5%	32.9%	32.1%
Total Adjusted EBITDA margin(2)	44.9%	47.3%	44.7%	45.9%

(1)	Non-controlling interest above relates to the Adjusted EBITDA impact of businesses not wholly owned by Markit. Non-controlling interest in the Income Statement relates to the profit impact (including tax and amortisation) of businesses not wholly owned by Markit.

(2)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Segmental analysis for the three months ended September 30, 2015 and September 30, 2014

Information

Revenue in our Information segment increased by $2.7 million, or 2.2%, to $126.1 million for the three months ended September 30, 2015, compared to $123.4 million for the three months ended September 30, 2014. Organic revenue growth was 5.1%. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 2.9%. The revenue increase was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Adjusted EBITDA in our Information segment increased by $1.2 million, or 2.0%, to $62.3 million for the three months ended September 30, 2015, compared to $61.1 million for the three months ended September 30, 2014. This reflects the revenue increase described above, partially offset by continued investment in new initiatives and product development across the segment. Adjusted EBITDA margin was broadly consistent at 49.4% for the three months ended September 30, 2015, compared to 49.5% for the three months ended September 30, 2014.

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Processing

Revenue in our Processing segment decreased by $10.9 million, or 15.1%, to $61.3 million for the three months ended September 30, 2015, from $72.2 million for the three months ended September 30, 2014. Organic revenue decreases contributed 13.6%. Adverse movements in exchange rates period-over-period contributed 2.7% to the decrease in revenue. Offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 1.2% to Processing revenue.

The organic revenue decrease reflects the impact of previously announced price reductions in our derivatives processing product introduced on April 1, 2015 in the rates asset class and reduced volumes in the credit asset class, as well as lower revenues in our loans processing product associated with lower primary loan issuance volumes period over period.

Adjusted EBITDA in our Processing segment decreased by $10.5 million, or 25.1%, to $31.4 million for the three months ended September 30, 2015, compared to $41.9 million for the three months ended September 30, 2014. This decrease was largely attributable to the revenue decrease described above. Adjusted EBITDA margin decreased to 51.2% for the three months ended September 30, 2015, from 58.0% for the three months ended September 30, 2014.

Solutions

Revenue in our Solutions segment increased by $15.8 million, or 21.3%, to $89.9 million for the three months ended September 30, 2015, from $74.1 million for the three months ended September 30, 2014. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio, Tax Solutions and Information Mosaic in January 2014, July 2014 and July 2015 respectively.

Constant currency revenue growth was 23.8%. Organic revenue growth contributed 13.1%. Acquisitions contributed 10.7% to revenue, as a result of the acquisitions of thinkFolio, Tax Solutions and Information Mosaic. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.5%.

Adjusted EBITDA in our Solutions segment increased by $6.3 million, or 26.1%, to $30.4 million for the three months ended September 30, 2015, from $24.1 million for the three months ended September 30, 2014. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin increased to 33.8% for the three months ended September 30, 2015, from 32.5% for the three months ended September 30, 2014.

Segmental analysis for the nine months ended September 30, 2015 and September 30, 2014

Information

Revenue in our Information segment increased by $6.7 million, or 1.8%, to $370.0 million for the nine months ended September 30, 2015, compared to $363.3 million for the nine months ended September 30, 2014. Organic revenue growth was 5.4%. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 3.6%. The revenue increase was largely driven by new business wins within the Pricing and Reference Data and Indices sub-divisions, as well as increased customer assets under management in products benchmarked to our indices.

Adjusted EBITDA in our Information segment increased by $4.9 million, or 2.8%, to $179.8 million for the nine months ended September 30, 2015, compared to $174.9 million for the nine months ended September 30, 2014. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin increased to 48.6% for the nine months ended September 30, 2015, from 48.1% for the nine months ended September 30, 2014.

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Processing

Revenue in our Processing segment decreased by $20.2 million, or 9.3%, to $196.2 million for the nine months ended September 30, 2015, from $216.4 million for the nine months ended September 30, 2014. Organic revenue decreases contributed 6.1%. Adverse movements in exchange rates period-over-period contributed 3.6% of the decrease in revenue. This was partially offset by the acquisition of DealHub in September 2015, which contributed an increase of 0.4% to Processing revenue.

The organic revenue decrease reflects decreased revenue in our derivatives processing product due to previously announced price reductions introduced on April 1, 2015 in the rates asset class and reduced volumes in the credit asset class, in addition to lower revenues in our loans processing product associated with lower primary loan issuance volumes period over period.

Adjusted EBITDA in our Processing segment decreased by $17.1 million, or 14.2%, to $103.0 million for the nine months ended September 30, 2015, compared to $120.1 million for the nine months ended September 30, 2014. This decrease was largely attributable to the revenue decrease described above, partially offset by cost savings. Adjusted EBITDA margin decreased to 52.5% for the nine months ended September 30, 2015, from 55.5% for the nine months ended September 30, 2014.

Solutions

Revenue in our Solutions segment increased by $41.7 million, or 19.5%, to $255.7 million for the nine months ended September 30, 2015, from $214.0 million for the nine months ended September 30, 2014. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio, Tax Solutions and Information Mosaic in January 2014, July 2014 and July 2015 respectively.

Constant currency revenue growth was 21.8%. Organic revenue growth contributed 13.6%. Acquisitions contributed 8.2%, as a result of the acquisitions of thinkFolio, Tax Solutions and Information Mosaic. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.3%.

Adjusted EBITDA in our Solutions segment increased by $15.2 million, or 22.1%, to $84.0 million for the nine months ended September 30, 2015, from $68.8 million for the nine months ended September 30, 2014. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin increased to 32.9% for the nine months ended September 30, 2015, from 32.1% for the nine months ended September 30, 2014.

Liquidity and capital resources

At September 30, 2015, we had $833.6 million of total liquidity, comprising $283.6 million in cash and cash equivalents and $550.0 million of available borrowings under our multi-currency revolving credit facility. In addition, we have historically generated strong cash flows from operations.

As of September 30, 2015, cash and cash equivalents of $37.4 million and $238.7 million were held in the United Kingdom and United States, respectively. All material cash and cash equivalents are available for use in the United Kingdom if required without ramification. Only government-backed banks and financial institutions or independently rated

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parties with a minimum short term investment grade rating of “A1” are accepted as investment counterparties. As of September 30, 2015, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

In March 2014, we amended and restated our existing credit agreement to provide a $1,050.0 million unsecured multi-currency revolving credit facility with accordion capacity to $1,450.0 million. The amended and restated facility is for a term of five years, ending on March 21, 2019, and carries interest on drawn amounts of between 0.75% and 1.75% over LIBOR, or, for amounts drawn in euro, over EURIBOR, and a commitment fee of 35% of the margin on the undrawn balance.

In August 2012, we repurchased 2,193,948 shares (before giving effect to our 10-to-1 share split in connection with our corporate reorganisation) for consideration of $495.1 million, payable in quarterly instalments until May 2017. Amounts outstanding under this arrangement carry no coupon but bear an accounting charge for the unwinding of discounts. For accounting purposes, the present value of this liability at September 30, 2015 was $149.5 million.

At September 30, 2015, we had total debt, excluding capital leases and certain other obligations, of $649.5 million which comprised $500.0 million drawn under our long-term multi-currency revolving credit facility and $149.5 million related to our share repurchase in August 2012.

Cash flows

The following table summarises our operating, investing and financing activities for the nine months ended September 30, 2015 and 2014:

	For the nine months ended September 30
($ in millions)	2015	2014
Net cash provided by / (used) in:
Operating activities	333.1	238.6
Investing activities	(211.1)	(216.5)
Financing activities	45.0	(15.1)
Net increase in cash and cash equivalents	167.0	7.0

Net cash generated by operating activities

Net cash generated by operating activities increased by $94.5 million, to $333.1 million for the nine months ended September 30, 2015, from $238.6 million for the nine months ended September 30, 2014.

Cash generated from operating activities for the nine months ended September 30, 2015 was impacted by favourable working capital movements offset by an increase in income taxes paid. The improvement in working capital was primarily driven by collections of trade receivables which contributed a $35.9 million cash inflow for the nine months ended September 30, 2015, compared to an outflow of $51.7 million for the nine months to September 30, 2014. The cash inflow from increased trade and other payables was $25.8 million for the nine months ended September 30, 2015, compared to a cash inflow of $8.1 million for the nine months ended September 30, 2014; this was driven by the $45.0 million accrual for the agreement to settle the consolidated antitrust class action lawsuit relating to credit derivatives and related markets in the current period. These movements were partially offset by an increase of $14.6 million in income tax paid to $49.6 million for the nine months ended September 30, 2015.

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Net cash used in investing activities

Cash flows used in investing activities was $211.1 million for the nine months ended September 30, 2015, compared to $216.5 million for the nine months ended September 30, 2014.

Cash flows used in investing activities for the nine months ended September 30, 2015 consisted of $100.2 million in relation to the acquisitions of Information Mosaic and DealHub, $21.0 million of investment in the KYC joint venture and $1.6 million in respect of settlement of contingent consideration. In addition, we spent $88.4 million on capital expenditure largely related to internal development costs.

Cash flows used in investing activities for the nine months ended September 30, 2014 primarily related to $127.2 million used for the acquisitions of thinkFolio and CTI. In addition, we spent $88.0 million on capital expenditure largely related to internal development costs.

Net cash generated from / used in financing activities

Net cash generated from financing activities was an inflow of $45.0 million for the nine months ended September 30, 2015, compared to net cash outflow of $15.1 million for the nine months ended September 30, 2014.

Net cash generated from financing activities for the nine months ended September 30, 2015 principally reflected $470.0 million of drawdowns of bank borrowings and $189.7 million in connection with the issuance of share capital in respect of share option exercises. This was offset by $373.8 million of transactions with shareholders as part of our share repurchase programme authorised by our board of directors on May 7, 2015, $42.9 million of transactions with shareholders relating to the share buyback liability associated with our 2012 share repurchase and $198.0 million of borrowing repayments.

Net cash used in financing activities for the nine months ended September 30, 2014 principally reflected $100.0 million of proceeds from bank borrowings used to finance investing activities, and $56.8 million in connection with the issuance of share capital in respect of share option exercises. This was offset by $77.8 million related to transactions with shareholders and $90.0 million of borrowing repayments.

Reconciliation to non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

In considering the financial performance of the business, management and our chief operating decision maker analyse the primary financial performance measure of Adjusted EBITDA in our business segments and at a company level.

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit for the period from continuing operations.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

We believe Adjusted EBITDA is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. We believe that utilising Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

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We further adjust our profit for the following non-cash items: depreciation, amortisation of intangible fixed assets, share based compensation and related items, and other gains and losses associated with foreign exchange variations.

We have historically incurred significant acquisition related expenses acquiring businesses. These acquisition related expenses include acquisition costs, fair-value adjustments to contingent consideration and amortisation of intangible fixed assets. Adjusted EBITDA is important in illustrating what our core operating results would have been without the impact of non-operational acquisition related expenses.

We also adjust for exceptional items which are determined to be those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence, which include non-cash items and items settled in cash. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to our board and assists in providing a meaningful analysis of our operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended September 30		For the nine months ended September 30
($ in millions)	2015	2014	2015	2014
Profit for the period	6.5	79.2	105.5	148.4
Income tax expense	6.7	11.6	50.1	36.8
Finance costs – net	3.9	4.5	11.7	12.8
Depreciation and amortisation – other	26.9	25.1	78.2	71.9
Amortisation – acquisition related	16.5	15.0	45.3	43.3
Acquisition related items	2.2	(16.0)	2.2	(11.0)
Exceptional items	45.5	9.4	48.7	51.8
Share based compensation and related items	17.6	0.7	36.2	6.8
Other (gains) / losses – net	(1.0)	(2.4)	(9.1)	3.0
Share of results from joint venture not attributable to Adjusted EBITDA	(0.7)	-	(2.0)	-
Adjusted EBITDA attributable to non-controlling interests	(0.6)	(0.3)	(1.7)	(0.3)
Adjusted EBITDA	123.5	126.8	365.1	363.5

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Adjusted Earnings and adjusted earnings per share, diluted

In considering the financial performance of the business, management and our chief operating decision maker analyse the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests. The most directly comparable IFRS measure to Adjusted Earnings is our profit for the period from continuing operations. Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

We believe Adjusted Earnings is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

Management uses Adjusted Earnings to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items which have less bearing on our core operating performance or are unusual in nature or infrequent in occurrence and therefore are inherently difficult to budget for or control. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share. Management uses diluted Adjusted earnings per share to assess total company performance on a consistent basis at a per share level.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended September 30		For the nine months ended September 30
($ in millions)	2015	2014	2015	2014
Profit for the period	6.5	79.2	105.5	148.4
Amortisation – acquisition related	16.5	15.0	45.3	43.3
Acquisition related items	2.2	(16.0)	2.2	(11.0)
Exceptional items	45.5	9.4	48.7	51.8
Share based compensation and related items	17.6	0.7	36.2	6.8
Other (gains) / losses – net	(1.0)	(2.4)	(9.1)	3.0
Unwind of discount (1)	2.2	2.9	7.0	7.8
Tax effect of above adjustments	(20.7)	(20.4)	(29.0)	(40.5)
Adjusted Earnings attributable to non-controlling interests	(0.6)	0.3	(1.7)	0.3
Adjusted Earnings	68.2	68.7	205.1	209.9

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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Contractual obligations and contingencies

Contractual obligations

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Management’s discussion and analysis of financial condition and results of operations – Contractual obligations and contingencies – Contractual obligations” in our Annual Report for the year ended December 31, 2014, except as follows:

As of September 30, 2015 other indebtedness reduced to $153.7 million from $219.5 million as a result of repayments.

As of September 30, 2015 bank borrowings increased to $525.2 million from $246.7 million following drawdowns.

As of September 30, 2015 our operating leases obligations increased to $271.2 million from $122.6 million, principally reflecting our entering into a lease for a new primary office location in New York.

Off-balance sheet arrangements

We have no significant off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

During the period ended September 30, 2015, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to “Item 11. Quantitative and qualitative disclosures about market risk” included in our Annual Report for a more complete discussion on the market risks we encounter.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

There have been no material changes to the principal accounting policies, critical accounting estimates and key judgements described in our audited consolidated financial statements included in our Annual Report. Please refer to “Item 5. Operating and Financial Review and Prospects–A. Operating Results–Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” included in our Annual Report for a more complete discussion.

Common shares outstanding as of September 30, 2015

As of September 30, 2015, 179,613,380 common shares were issued and outstanding, including 2,262,993 unvested restricted common shares issued and outstanding under our employee benefit plans but excluding 25,219,470 common shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”).

The EBT is a discretionary trust established by a deed dated January 27, 2010 between Markit Group Holdings Limited and Elian Employee Benefit Trustee Limited, as trustee of the EBT, through which shares may be delivered to Markit’s existing and former employees in satisfaction of their rights under any share incentive arrangements established by Markit. The trustee is an independent provider of fiduciary services, based in Jersey, Channel Islands. The EBT will terminate on January 27, 2090, unless terminated earlier by the trustee.

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No current or former employee has the right to receive any benefit from the EBT unless and until the trustee exercises its discretion to confer a benefit. Subject to the exercise of the trustee’s discretion, shares held by the EBT may be delivered to such employees in satisfaction of their rights under any share incentive arrangements established by Markit. Markit may make non-binding recommendations to the trustee regarding the EBT.

Unless we direct otherwise, the trustee of the EBT may not vote any of the common shares held by the EBT and is also generally obliged to forgo dividends.

Markit has historically funded the EBT’s acquisition of common shares through interest-free loans that are repayable on demand, but without recourse to any assets other than those held by the trustee in its capacity as trustee of the EBT.

Cautionary statement regarding forward-looking statements

This management’s discussion and analysis contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others, or the negative of these words.

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information – D. Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to:

–	our operation in highly competitive markets;

–	our inability to develop successful new products and services;

–	any design defects, errors, failures or delays associated with our products or services;

–	declining activity levels in the securities or derivatives markets, weak or declining financial performance of financial market participants or the failure of market participants;

–	our generation of a significant percentage of our total revenue from financial institutions that are also our shareholders;

–	our dependence on third parties for data and information services;

–	consolidation in our end customer market;

–	the impact of cost-cutting pressures across the financial services industry;

–	our customers becoming more self-sufficient in terms of their needs for our products and services;

–	ongoing antitrust investigations and litigation arising from our activities relating to credit default swaps;

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–	long selling cycles to secure new contracts that require us to commit significant resources before we receive revenue;

–	our reliance on network systems and the Internet; and

–	other risk factors discussed under “Item 3. Key Information – D. Risk Factors” included in our Annual Report.

Moreover, new risks emerge from time to time as we operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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